July 20, 2006


Via Facsimile (206) 839-4301 and U.S. Mail

Alan C. Smith
Orrick Harrington & Sutcliffe LLP
719 Second Avenue, Suite 900
Seattle, WA 98104

Re:	Onyx Software Corporation
Schedule 14D-9 filed July 17, 2006
Schedule 14D-9/A filed on July 19, 2006
File No. 005-57781

Dear Mr. Smith:

We have reviewed the filings listed above and have the following comments. All defined terms used in this letter have the same meaning as in the Schedule 14D-9, unless otherwise indicated.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14D-9 filed on July 17, 2006

Item 4. The Solicitation and Recommendation - Background, page 9

1. Refer to the disclosure at the top of page 10. Provide more details about the contacts between representatives of Thoma Cressey
Equity Partners and Onyx management in the fall of 2005.What specifically was discussed? Who made contact with whom? What was the result of the discussions between the parties? Was there any agreement as to follow up discussions or meetings?

2. Expand the first full paragraph on page 11 to detail the substance of the discussions between representatives of CDC and Onyx.

3. In the last bullet point on the same page, expand to identify the major shareholders of Onyx who expressed a strong negative reaction to the proposal by CDC. Detail the substance of their objections and explain how and when contacts occurred between these parties and Onyx.

4. Refer to the disclosure at the top of page 12. Explain how
Battery
Ventures and Onyx came into contact. Who initiated these contacts? What was the substance of the meeting between Mr. Chamberlain and representatives of Battery Ventures on January 11, 2006? How were these discussions left (i.e., would further contacts occur?, etc.)?

5. On page 14, disclose who made the decision to terminate discussions with Fund E. Why didn`t Onyx decide to try to negotiate a better offer from Fund E instead of terminating discussions?

6. See the disclosure in the last paragraph on page 14. State the price offered by Company A at the time of the April 27, 2006 board meeting.

7. The second to last paragraph on page 15 references an executed nondisclosure agreement from Fund D. Explain what happened to the discussions or negotiations with Fund D. We are unable to locate further references to the Fund in the Background section.

8. On page 17, you state that Company A submitted a written offer at
$4.60 per share in cash on June 5, 2006. Explain why Onyx didn`t attempt to negotiate a higher offer from Company A. If it did, please describe those efforts and why they were apparently unsuccessful.

9. See our last comment above. Similarly explain Onyx`s decision not to try to reengage CDC at this time.

Reasons for the Recommendation, page 20

10. We note that part of the stated reason for Onyx`s rejection of the CDC higher offer rests on what the Company views as the highly conditional nature of CDC`s offer. In support of this view, you cite several of the CDC Offer conditions. Please confirm in your response letter Onyx`s intent to update or revise this section of the disclosure document to the extent that CDC amends the terms of its Offer to remove or modify the Offer conditions which you believe render the Offer highly questionable.

11. Refer to the disclaimer in the first sentence on page 23.
Please
revise to confirm that this Section describes all material factors and information considered by the Onyx board in making its recommendation. See Item 1012(b) of Regulation M-A. Similar language in the introductory paragraph to this Section on page 20 should also be revised.

12. The introductory paragraph to this Section references consultations with the Company`s financial advisors in connection with its decision to reject the CDC Offer. However, no recommendation or analysis of any fairness advisor with respect to the CDC Offer is described in the Schedule 14D-9. Did the board or the special committee have a fairness advisor assess the fairness of the CDC Offer? If so, tell us the results of that analysis, with a view to further disclosure.

Closing Comments

Please amend your filing promptly and provide the requested responses to comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information or analyses. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from Onyx acknowledging that:

* Onyx is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* Onyx may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.






In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please do not hesitate to contact me with questions at (202) 551-
3263.


Very truly yours,



Christina Chalk
Special Counsel
Office of Mergers & Acquisitions







Alan C. Smith, Esq.
July 20, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE